Exhibit 99.2

Nomad Foods Announces Launch of Senior Secured Notes Offering

Woking, England – July 20, 2026 — Nomad Foods Limited (NYSE: NOMD) (“Nomad Foods” or the “Company”) today announced that Nomad Foods Bondco Plc (the “Issuer”), an indirect, wholly-owned subsidiary of the Company, intends to offer €800.0 million aggregate principal amount of senior secured notes due 2033 (the “Notes”), subject to market and other customary conditions (the “Offering”). The Notes are expected to be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries. The Company intends to use the gross proceeds of the Offering to refinance in full the Issuer’s existing €800.0 million aggregate principal amount senior secured notes due 2028 (the “Existing Notes”) (such refinancing, together with the issuance of the Notes, being the “Refinancing”). The Issuer expects to redeem the Existing Notes, subject to the completion of the Offering and receipt of the proceeds thereof. In connection with and contingent upon the Refinancing, the Company expects to increase the commitments under its revolving credit facility by €105.0 million by way of an additional facility notice, providing an aggregate amount available thereunder of €280.0 million (the “RCF Upsize”). No assurance can be given that the Refinancing and the RCF Upsize will be completed, or, if completed, as to the terms on which it will be completed. A notice of conditional redemption in full in respect of the Existing Notes will be published by the Issuer through the information service of the Luxembourg Stock Exchange and additionally delivered to holders thereof via Euroclear Bank SA/NV and Clearstream Banking S.A.

Enquiries

Investor Relations Contact

Jason English

investors@nomadfoods.com

Media Contact

Oliver Thomas, Head of Corporate Affairs

Oliver.Thomas@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Important Regulatory Notice

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes and any related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes and any related guarantees are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act.

The offer and sale of the Notes will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for purposes of the Prospectus Regulation. Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (iii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, or (iv) to the extent that doing so does not prejudice the lawful distribution of the announcement to the foregoing, are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

In addition, if and to the extent that this announcement is communicated in, or the offer of securities to which it relates is made in, any European Economic Area member state, this announcement and the offering of any securities described herein are only addressed to and directed at persons in that member state who are “qualified investors” within the meaning of the Prospectus Regulation, and must not be acted on or relied on by other persons in that member state. In the United Kingdom, this announcement and any offer of the securities referred to herein will be made pursuant to an exemption under the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) from the prohibition in the POATRs on offers of securities to the public in the United Kingdom. Accordingly, any person making or intending to make an offer of the securities referred to herein in the United Kingdom may only do so in circumstances in which the offer falls within an exemption from the prohibition on public offers in Part 1 of Schedule 1 to the POATRs.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “EU MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, and without prejudice to the obligations of the Issuer in accordance with EU MiFID II, a distributor subject to EU MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (COBS), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared. Offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no disclosure document required by FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing any in scope securities or otherwise making them available to retail investors in the U.K. has been or will be prepared. Offering or selling the Notes or otherwise making them available to any retail investor in the U.K. may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

Holders of Existing Notes are urged to refer to the notice of conditional redemption for more information regarding the conditions precedent to such redemption, redemption price, record date and redemption date available on the official website of the Luxembourg Stock Exchange, www.bourse.lu. This press release does not constitute a notice of conditional redemption thereof.

This announcement constitutes a public disclosure of inside information by the Issuer under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Ruben Baldew, Chief Financial Officer.

Forward Looking Statements

This announcement contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes”, “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should’’, “could”, “will”, “plans”, “predicts” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s ability to consummate the Refinancing and the RCF Upsize and the expected terms of the Refinancing and the RCF Upsize, are made based upon the Company’s estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.